Exhibit 99.4
Dear Partner:
I am pleased to inform you that Intelligroup and NTT DATA, a leading Japan based IT services company, have entered into a merger agreement. The merger is subject to customary regulatory approvals.
NTT DATA is a publicly traded company in Japan with offerings that include consulting, systems integration and IT outsourcing with approximately 34,500 employees. They are one of the leading providers of IT services & solutions in Japan and internationally, with a strong focus on innovation and R&D.
After careful consideration, we agreed to be acquired by NTT DATA because it will help us serve our customers and enhance our collaboration with partners in many ways, including:
1.	Greater Financial Strength: This provides us with the financial backing of NTT DATA which enables us to make greater investments in joint Marketing/Demand Generation activities with our partners as well as in our infrastructure, technology, and training of our consultants.

2.	Partner Across a Greater Portfolio of Products: We will now be able to offer enhanced end-to-end offerings and across a greater breadth of solution areas, namely, Hosting, Cloud Computing, Data Center Offerings, and Infrastructure Management, in addition to ERP and extended ERP solutions.

3.	Enhanced Partnering Around Vertical Offerings: Our industry domain expertise is enhanced in Insurance, Financial Services, Healthcare, Consumer Products, High Tech, and Energy that will allow us to deliver greater value.

4.	Greater License Lead Generation: We will be able to create additional license demand for you as we now have better geographical coverage in Continental Europe, Asia Pacific, and in the US. Our presence in Japan is greatly enhanced.

5.	Reduce TCO for Customers via Enhanced Global Delivery: We now have extended access to delivery resources in geographies such as Eastern Europe, China, and Malaysia, which will complement our existing strengths in India.

6.	Greater Growth Prospects for our Employees: As our ability to serve our customers and win larger projects is greatly enhanced by this merger, this gives us an even better platform for our employees to learn and grow. This will only enhance our ability to partner with you.
We firmly believe that all of the above will lay the foundation for Intelligroup to make an incremental leap in our ability to partner with you and to serve our joint customers. We are very excited about this merger. We sincerely hope and request that you extend to us your support as we continue our journey.
Regards,
Vikram Gulati
President and CEO